UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 10, 2020

3. Auditor’s Opinion on Consolidated Financial Statements	FY 2019 Unqualified	FY2018 Unqualified

4. Financial Highlights of Consolidated Financial Statements (KRW)
- Total Assets	44,611,620,042,560	42,369,110,923,939
- Total Liabilities	21,788,083,318,919	20,019,860,568,927
- Total Shareholders’ Equity	22,823,536,723,641	22,349,250,355,012
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%) (excluding Non-controlling Shareholders’ Equity)	51,427.2	50,338.5
- Operating Revenue	17,743,702,299,559	16,873,960,468,986
- Operating Profit	1,109,980,249,920	1,201,759,916,903
- Profit before Income Tax	1,162,655,779,428	3,975,966,373,798
- Profit for the Year	861,942,820,229	3,131,988,278,691
- Profit for the Year Attributable to Owners of the Parent Company	889,906,585,360	3,127,886,516,202

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Revenue Recognition

As described in note 4 of the consolidated financial statements, the Group identifies performance obligations in contracts with customers and recognizes revenue as the performance obligations are satisfied. The Group’s revenue is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Group’s cellular telecommunications service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including evaluation of the environment of the information technology systems that aggregate data used for revenue recognition for voice usage, text and mobile data services, including data records, rating and billing systems.

•	Testing the reconciliation of the Group’s revenue among rating system, billing system and the general ledger for selected samples.

•

Inspecting a sample of contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

2.	Evaluation of impairment analysis for goodwill in the security services cash generating unit

As described in note 4 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. The Group’s security services-related operating segments included Life & Security Holdings Co., Ltd. CGU (security services) and SK Infosec Co., Ltd. CGU (information security services). The amount of goodwill that is allocated to the security services CGU is ~~W~~1,173,382 million as of December 31, 2019. No goodwill is allocated to the information security services CGU.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value in use (“VIU”). Determining the VIU of the security services CGU involves significant judgments in estimating the expected future cash flows including the estimates of revenue growth rate, labor costs, perpetual growth rate and discount rate. Considering the potential impact of changes in the significant assumptions on the evaluation of goodwill impairment, we have identified the evaluation of goodwill impairment in the security services CGU as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Involving our internal valuation professionals to assist us in evaluating estimated revenue growth rate, labor costs and perpetual growth rate by comparison with industry reports as well as historical performance and evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

•

Performing sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•

Evaluating estimated revenue growth rate and labor costs by comparison with the financial budgets approved by the Group and comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~	1,270,824	1,506,699
Short-term financial instruments	6,35,36		830,647	1,045,676
Short-term investment securities	11,35,36		166,666	195,080
Accounts receivable - trade, net	7,35,36,37		2,230,979	2,008,640
Short-term loans, net	7,35,36,37		66,123	59,094
Accounts receivable - other, net	3,7,35,36,37		905,436	937,837
Prepaid expenses	3,8		2,030,550	1,768,343
Contract assets	9		127,499	90,072
Inventories, net	10		162,882	288,053
Derivative financial assets	21,35,36,39		26,253	13
Prepaid income taxes	33		63,748	1,216
Advanced payments and others	7,35,36,37		220,687	58,116

			8,102,294	7,958,839

Non-Current Assets:
Long-term financial instruments	6,35,36		990	1,221
Long-term investment securities	11,35,36		857,215	664,726
Investments in associates and joint ventures	13		13,385,264	12,811,771
Property and equipment, net	3,14,37,38		12,334,280	10,718,354
Goodwill	12,15		2,949,530	2,938,563
Intangible assets, net	3,16		4,866,092	5,513,510
Long-term contract assets	9		64,359	43,821
Long-term loans, net	7,35,36,37		33,760	29,034
Long-term accounts receivable - other	3,7,35,36,37,38		344,662	274,053
Long-term prepaid expenses	3,8		1,241,429	895,272
Guarantee deposits	7,35,36,37		164,734	313,140
Long-term derivative financial assets	21,35,36,39		124,707	55,444
Deferred tax assets	32		109,057	92,465
Defined benefit assets	20		1,125	31,926
Other non-current assets	7,35,36		32,122	26,972

			36,509,326	34,410,272

		~~W~~	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,35,36,39	~~W~~	20,603	80,000
Current installments of long-term debt, net	17,35,36,39		1,017,327	984,272
Current installments of long-term payables - other	18,35,36,39		423,839	424,243
Lease liabilities	3,35,36,37,39		304,247	—
Accounts payable - trade	35,36,37		438,297	381,302
Accounts payable - other	35,36,37		2,521,474	1,913,813
Contract liabilities	9		191,225	140,711
Withholdings	35,36,37		1,350,244	1,353,663
Accrued expenses	35,36		1,425,251	1,299,217
Income tax payable	32		5,450	182,343
Provisions	19,38		89,446	87,993
Other current liabilities			319	—

			7,787,722	6,847,557

Non-Current Liabilities:
Debentures, excluding current installments, net	17,35,36,39		7,253,894	6,572,211
Long-term borrowings, excluding current installments, net	17,35,36,38,39		1,972,149	2,015,365
Long-term payables - other	18,35,36,39		1,550,167	1,968,784
Long-term contract liabilities	9		32,231	43,102
Defined benefit liabilities	20		172,258	141,529
Long-term derivative financial liabilities	21,35,36,39		1,043	4,184
Long-term lease liabilities	3,35,36,37,39		408,493	—
Long-term provisions	19,38		53,783	99,215
Deferred tax liabilities	3,32		2,466,295	2,269,792
Other non-current liabilities	35,36		90,049	58,122

			14,000,362	13,172,304

Total Liabilities			21,788,084	20,019,861

Shareholders’ Equity
Share capital	1,22		44,639	44,639
Capital surplus and others	12,22,23,24,25		1,006,481	655,084
Retained earnings	3,26		22,235,285	22,144,541
Reserves	27		(329,576)	(373,442)

Equity attributable to owners of the Parent Company			22,956,829	22,470,822
Non-controlling interests			(133,293)	(121,572)

Total Shareholders’ Equity			22,823,536	22,349,250

		~~W~~	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Operating revenue:	5,37
Revenue		~~W~~	17,743,702	16,873,960

Operating expenses:	37
Labor			2,822,673	2,288,655
Commissions	3,8		5,002,174	5,002,598
Depreciation and amortization	3,5		3,771,486	3,126,118
Network interconnection			752,334	808,403
Leased lines			272,616	309,773
Advertising			434,561	468,509
Rent	3		231,934	529,453
Cost of goods sold			1,833,362	1,796,146
Others	29		1,512,582	1,342,545

			16,633,722	15,672,200

Operating profit	5		1,109,980	1,201,760

Finance income	5,31		141,977	256,435
Finance costs	3,5,31		(429,758)	(385,232)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		449,543	3,270,912
Other non-operating income	5,30		103,140	71,253
Other non-operating expenses	5,30		(212,227)	(439,162)

Profit before income tax	5		1,162,655	3,975,966

Income tax expense	32		300,713	843,978

Profit for the year			861,942	3,131,988

Attributable to:
Owners of the Parent Company		~~W~~	889,907	3,127,887
Non-controlling interests			(27,965)	4,101

Earnings per share	33
Basic and diluted earnings per share (in won)		~~W~~	12,144	44,066

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Profit for the year		~~W~~	861,942	3,131,988
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(72,605)	(41,490)
Net change in other comprehensive loss of investments in associates and joint ventures	13,27		(19,269)	(16,330)
Valuation loss on financial assets at fair value through other comprehensive income	27,31		(17,943)	(130,035)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	13,27		75,763	1,753
Net change in unrealized fair value of derivatives	21,27,31		40,681	32,227
Foreign currency translation differences for foreign operations	27		(5,618)	12,291

Other comprehensive income (loss) for the year, net of taxes			1,009	(141,584)

Total comprehensive income		~~W~~	862,951	2,990,404

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	892,260	3,000,503
Non-controlling interests			(29,309)	(10,099)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)
		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115			—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109			—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018			44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year			—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive income (loss)	13,20,21,27,31		—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

			—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends	34		—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends	34		—	—	(70,609)	—	(70,609)	—	(70,609)
Share option	25		—	593	—	—	593	196	789
Interest on hybrid bonds	24		—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds	24		—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds	24		—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange	12		—	129,595	—	—	129,595	—	129,595
Changes in ownership in subsidiaries			—	329,856	—	—	329,856	(298,725)	31,131

			—	458,803	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

Impact of adopting K-IFRS No. 1116	3		—	—	(24,186)	—	(24,186)	(503)	(24,689)

Balance, January 1, 2019			44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Total comprehensive income:
Profit (loss) for the year			—	—	889,907	—	889,907	(27,965)	861,942
Other comprehensive income (loss)	13,20,21,27,31		—	—	(41,513)	43,866	2,353	(1,344)	1,009

			—	—	848,394	43,866	892,260	(29,309)	862,951

Transactions with owners:
Annual dividends	34		—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends	34		—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option	25		—	295	—	—	295	764	1,059
Interest on hybrid bonds	24		—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares	23		—	300,000	—	—	300,000	—	300,000
Changes in ownership in subsidiaries			—	51,102	—	—	51,102	47,127	98,229

			—	351,397	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019		~~W~~	44,639	1,006,481	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	861,942	3,131,988
Adjustments for income and expenses	39		4,351,037	1,568,919
Changes in assets and liabilities related to operating activities	39		(836,335)	25,949

			4,376,644	4,726,856
Interest received			56,392	59,065
Dividends received			241,117	195,671
Interest paid			(346,343)	(255,189)
Income tax paid			(341,728)	(393,823)

Net cash provided by operating activities			3,986,082	4,332,580

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			253,971	—
Decrease in short-term investment securities, net			29,503	—
Collection of short-term loans			113,345	117,610
Decrease in long-term financial instruments			231	5
Proceeds from disposals of long-term investment securities			234,683	371,816
Proceeds from disposals of investments in associates and joint ventures			220	74,880
Proceeds from disposals of property and equipment			18,478	58,256
Proceeds from disposals of intangible assets			7,327	5,851
Collection of long-term loans			4,435	10,075
Decrease in deposits			9,180	7,490
Proceeds from settlement of derivatives			601	—
Collection of lease receivables			26,773	—
Proceeds from disposals of other non-current assets			—	1,186
Proceeds from disposals of subsidiaries			4,802	—
Cash inflow from business combinations			5,016	38,925
Cash inflow from transfers of business			45,658	—

			754,223	686,094
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(373,450)
Increase in short-term investment securities, net			—	(49,791)
Increase in short-term loans			(116,320)	(112,319)
Increase in long-term loans			(11,541)	(6,057)
Increase in long-term financial instruments			—	(2)
Acquisitions of long-term investment securities			(383,976)	(19,114)
Acquisitions of investments in associates and joint ventures			(264,015)	(206,340)
Acquisitions of property and equipment			(3,375,883)	(2,792,390)
Acquisitions of intangible assets			(141,010)	(503,229)
Increase in deposits			(6,164)	(8,591)
Increase in other non-current assets			—	(5,927)
Cash outflow for business combinations			(36,910)	(654,685)
Cash outflow for disposal and liquidation of subsidiaries			(927)	(1,924)

			(4,336,746)	(4,733,819)

Net cash used in investing activities		~~W~~	(3,582,523)	(4,047,725)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2019		2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,633,444	1,809,641
Proceeds from long-term borrowings			—	1,920,114
Proceeds from issuance of hybrid bonds			—	398,759
Cash inflows from settlement of derivatives			12,426	23,247
Proceeds from disposals of treasury shares			300,000	—
Transactions with non-controlling shareholders			101,398	499,926

			2,047,268	4,651,687
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(59,860)	(87,701)
Repayments of long-term payables - other			(428,153)	(305,644)
Repayments of debentures			(940,000)	(1,487,970)
Repayments of long-term borrowings			(89,882)	(1,780,708)
Repayments of hybrid bonds			—	(400,000)
Cash outflows for settlement of derivatives			—	(29,278)
Payments of dividends			(718,698)	(706,091)
Payments of interest on hybrid bonds			(14,766)	(15,803)
Repayments of lease liabilities			(393,398)	—
Transactions with non-controlling shareholders			(39,345)	(76,805)

			(2,684,102)	(4,890,000)

Net cash used in financing activities			(636,834)	(238,313)

Net increase (decrease) in cash and cash equivalents			(233,275)	46,542
Cash and cash equivalents at beginning of the year			1,506,699	1,457,735
Effects of exchange rate changes on cash and cash equivalents			(2,600)	2,422

Cash and cash equivalents at end of the year		~~W~~	1,270,824	1,506,699

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2019 and 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	52.7	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	Commerce	80.3	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*4)	Korea	Manufacturing digital audio players and other portable media devices	51.4	52.6
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment (holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	id Quantique SA(*5)	Switzerland	Quantum information and communications service	66.8	65.6
	SK Telecom TMT Investment Corp.(*6)	USA	Investment	100.0	—
	FSK L&S Co., Ltd.(*6)	Korea	Freight and logistics consulting business	60.0	—
	Incross Co., Ltd.(*6)	Korea	Media representative business	34.6	—
	Happy Hanool Co., Ltd.(*6)	Korea	Service	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd..	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*6)	USA	Investment	—	100.0
	shopkick, Inc.(*6)	USA	Reward points-based in-store shopping application development	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.(*6)	USA	Marketing and sales in North America	—	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.(*6)	Japan	Digital music contents sourcing and distribution service	—	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
	groovers Inc.(*6)	Korea	Sales of contents and Mastering Quality Sound album	—	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*6)	China	System software development and supply services	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital Contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*6)	China	Logistics business	66.0	—
	FSK L&S (Hungary) Co., Ltd.(*6)	Hungary	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*6)	Korea	Service operation	100.0	—
	Mindknock Co., Ltd.(*6)	Korea	Software development	100.0	—
Others(*7)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	The ownership interest has changed due to a non-proportional paid-in capital increase of One store Co., Ltd. during the year ended December 31, 2019.
(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. During the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2019. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~18,805 million are recognized as financial liabilities as of December 31, 2019.

(*4)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the year ended December 31, 2019.
(*5)	The ownership has changed due to a non-proportional paid-in capital increase of id Quantique SA during the year ended December 31, 2019.
(*6)	Details of changes in the consolidation scope during the year ended December 31, 2019 are presented and explained separately in Note 1-(4).
(*7)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Communications Co., Ltd.		67,327	30,361	36,966	39,944	(13,301)
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		171,586	53,669	117,917	196,961	(48,006)
SKP America LLC.		48,344	126	48,218	—	(351,470)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED).

(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*3)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED).

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. was acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company

FSK L&S Co., Ltd.	Acquired by the Parent Company

FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.

Incross Co., Ltd.	Acquired by the Parent Company

Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.

Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.

Happy Hanool Co., Ltd.	Established by the Parent Company

SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.

FSK L&S (Hungary) Co., Ltd.	Established by FSK L&S Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)

shopkick Management Company, Inc.	Disposed

shopkick, Inc.	Disposed

iriver Inc.	Disposed

groovers Japan Co., Ltd.	Merged into LIFE DESIGN COMPANY Inc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non- controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (Loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (Loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (Loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	8,478
Dividend paid to non- controlling interests during the year ended December 31, 2019	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		DREAMUS COMPANY (Formerly, IRIVER LIMITED)	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non-controlling interests (%)		41.0	47.4	34.5	18.2	45.0

	As of December 31, 2018
Current assets	~~W~~	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit (Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase (decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), determination of stand-alone selling prices and determination of whether a contract is or contains a lease .

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 16), impairment of goodwill (notes 4 (11) and 15), recognition of provision (notes 4 (17) and 19), measurement of defined benefit liabilities (notes 4 (16) and 20), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 32).

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 36.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies

The Group has initially applied K-IFRS No. 1116 from January 1, 2019. A number of other new or amended standards are also effective from January 1, 2019, but they do not have a material effect on the Group’s consolidated financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied K-IFRS No. 1116 from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(2) As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the consolidated statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(2)	As a lessee, Continued

1) Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the consolidated statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain that the Group will exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(2)	As a lessee, Continued

2) Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at either:

•	their carrying amount as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or
•	the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)	As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(4)	Impact on financial statements

1)	Impact on transition

On transition to K-IFRS No. 1116, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impact on transition is summarized below.

(In millions of won)	January 1, 2019
Impact on the assets:
Right-of-use assets presented in property and equipment	~~W~~	654,449
Increase in accounts receivable – other (lease receivables)		31,355
Adjustments in property and equipment and intangible assets		(3,387)
Decrease in advanced payments and others		(52,638)

		629,779

Impact on the liabilities:
Increase in the lease liabilities		663,827
Decrease in deferred tax liabilities		(9,359)

		654,468
Decrease in retained earnings		(24,186)
Decrease in non-controlling interests	~~W~~	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied is 2.11%.

(In millions of won)	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	766,978
Discounted using the incremental borrowing rate at January 1, 2019		735,051
• Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(66,548)
• Recognition exemption for leases of low-value assets		(4,676)

Lease liabilities recognized at January 1, 2019	~~W~~	663,827

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(4)	Impact on financial statements, Continued

2) Impacts subsequent to transition

(i)	As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Group recognized ~~W~~709,396 million of right-of-use assets and ~~W~~712,740 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Group recognized ~~W~~360,606 million of depreciation charges and ~~W~~15,471 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~140,991 million and ~~W~~3,267 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

(ii)	As a lessor

①	Finance lease

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2019. Under K-IFRS No. 1017, the Group did not hold any finance lease as a lessor.

(In millions of won)
	Amount
Less than 1 year	~~W~~	24,286
1 ~ 2 years		12,690
2 ~ 3 years		6,348
3 ~ 4 years		3,683
4 ~ 5 years		1,589
More than 5 years		1

Undiscounted lease payments	~~W~~	48,597

Unrealized finance income		1,822

Net investment in the lease		46,775

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Changes in Accounting Policies, Continued

(4)	Impact on financial statements, Continued

2) Impacts subsequent to transition, Continued

(ii) As a lessor, Continued

② Operating lease

The Group recognized lease income of ~~W~~163,355 million for the year ended December 31, 2019, of which income relating to variable lease payments is ~~W~~20,101 million.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2019.

(In millions of won)
	Amount
Less than 1 year	~~W~~	129,310
1 ~ 2 years		76,669
2 ~ 3 years		25,047
3 ~ 4 years		1,243
4 ~ 5 years		1,218
More than 5 year		3

	~~W~~233,490

(5)	Determining the lease term and assessing the length of the enforceable period of a lease

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16 ‘Leases’, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of December 31, 2019, the Group assesses the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgment on enforceable period for certain of the Group’s lease contracts.

The Group plans to analyze and apply the impact of IFRIC’s interpretation in 2020, if any, as changes in accounting policies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL
•	FVOCI – equity investment
•	FVOCI – debt investment
•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4) Derecognition

Financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset.

The transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets, Continued

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)	Leases - Policies applicable from January 1, 2019

The Group has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

The Group determined at contract inception whether an arrangement was or contained a lease. A contract is, or contains, a lease if the contract transfers the right to control the identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Group uses the definition of a lease in K-IFRS No. 1116, Leases.

1) As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applicable from January 1, 2019, Continued

1) As a lessee, Continued

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether The Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, The Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of The Group that affects whether The Group is reasonably certain to exercise the extension option.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

2) As a lessor

The Group determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified as an operating lease.

When the Group is an intermediate lessor, the Group accounts for the head lease and the sublease separately. The sub-leases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)	Leases - Policies applied before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases under which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1) Finance leases – lessee

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(13)	Leases - Policies applied before January 1, 2019, Continued

1) Finance leases – lessee, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

2) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of a financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(18)	Transactions in foreign currencies, Continued

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled share-based payment transaction, the Group measures and recognizes the amount payable to employees at fair value as an expense with a corresponding increase in liabilities over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment. Any changes in the liability are recognized in profit or loss.

(22)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “expected cost plus a margin approach” for insignificant transactions.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party, which is the consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012 from January 1, 2019. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted. However, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

The following amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combination).

•	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2019 is as follows:

(In millions of won)
	2019
	Cellular Services		Fixed-line telecommu- nication Services(*)	Security Services(*)	Commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,781,882	3,952,373	1,183,724	726,552	1,069,685	20,714,216	(2,970,514)	17,743,702
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External revenue		12,172,415	2,948,180	1,109,477	710,653	802,977	17,743,702	—	17,743,702
Depreciation and amortization		2,694,786	752,234	224,537	35,788	64,141	3,771,486	—	3,771,486
Operating profit (loss)		914,118	139,172	133,573	1,938	(78,821)	1,109,980	—	1,109,980
Finance income and costs, net									(287,781)
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Other non-operating income and expense, net									(109,087)
Profit before income tax									1,162,655

(2)	Segment information for the year ended December 31, 2018 is as follows:

(In millions of won)
	2018
	Cellular Services		Fixed-line telecommu- nication Services(*)	Security Services(*)	Commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,961,762	3,857,074	286,089	790,818	912,776	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,034,769	1,801	62,446	252,678	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,822,305	284,288	728,372	660,098	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	641,336	60,723	19,051	63,146	3,126,118	—	3,126,118
Operating profit (loss)		1,299,869	245,509	(11,284)	(85,041)	(247,293)	1,201,760	—	1,201,760
Finance income and costs, net									(128,797)
Gain relating to investments in subsidiaries, associates and joint ventures, net									3,270,912
Other non-operating income and expense, net									(367,909)
Profit before income tax									3,975,966

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Operating Segments, Continued

(*)

During the year ended December 31, 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunications Services segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment. Segment information for the year ended December 31, 2018 was restated considering these reclassifications.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2019 and 2018.

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2019		2018
Goods and services transferred at a point in time:
Cellular revenue	Goods (*1)	~~W~~	1,142,868	1,124,143
Fixed-line telecommunication revenue	Goods		145,314	125,959
Commerce services revenue	Goods		56,699	45,837
	Commerce		151,690	77,539
Security services revenue	Goods		44,764	12,332
Other revenue	Goods		86,793	81,311
	Products		44,336	51,214
	Others (*7)		442,869	275,431

			2,115,333	1,793,766

Goods and services transferred over time:
Cellular revenue	Wireless service(*2)		9,532,377	9,770,423
	Cellular interconnection		494,267	532,156
	Other(*3)		1,002,903	952,175
Fixed-line telecommunication revenue	Fixed-line service		224,453	371,224
	Cellular interconnection		92,396	95,865
	Internet Protocol Television(*4)		1,285,831	1,171,104
	International calls		137,902	152,918
	Internet service and miscellaneous(*5)		1,062,284	905,235
Commerce services revenue	Commerce service		502,264	604,996
Security services revenue	Service(*6)		1,064,713	271,956
Other revenue	Miscellaneous(*7)		228,979	252,142

			15,628,369	15,080,194

		~~W~~	17,743,702	16,873,960

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sale of handsets and other electronic accessories.
(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*6)	Service includes revenue from rendering security services.
(*7)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2019 and 2018 are summarized as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Short-term financial instruments(*)	~~W~~	95,034	79,511
Long-term financial instruments(*)		988	1,218

	~~W~~	96,022	80,729

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2019, the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	—	145,041

		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		344,662	—	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		607,903	(47,831)	560,072

	~~W~~	4,257,861	(346,399)	3,911,462

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~ 532,225 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	~~W~~	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~ 489,617 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

7.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2019	~~W~~	260,157	—	28,841	(55,756)	14,772	1,487	249,501
2018		239,448	12,950	38,211	(46,616)	13,455	2,709	260,157

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2019 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.34%	63.33%	85.89%	97.49%
	Gross amount	~~W~~	1,180,733	44,972	110,038	28,300
	Loss allowance		15,822	28,481	94,509	27,589

Other revenue	Expected credit loss rate		3.49%	56.01%	45.99%	61.72%
	Gross amount	~~W~~	1,052,530	5,162	20,252	55,409
	Loss allowance		36,696	2,891	9,313	34,200

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

8.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,897,233	1,577,992
Others		133,317	190,351

		2,030,550	1,768,343

Non-current assets:
Incremental costs of obtaining contracts		1,152,748	799,607
Others		88,681	95,665

	~~W~~	1,241,429	895,272

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Amortization and impairment losses recognized	~~W~~	2,193,333	2,002,460

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

9.	Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	191,858	133,893
Contract liabilities:
Wireless service contracts		20,393	18,425
Customer loyalty programs		21,945	17,113
Fixed-line service contracts		65,315	57,327
Security services		32,026	38,109
Others		83,777	52,839

	~~W~~	223,456	183,813

(2)

The amount of revenue recognized during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	20,393	—	—	20,393
Customer loyalty programs		17,285	3,253	1,407	21,945
Fixed-line service contracts		52,237	13,078	—	65,315
Security services		24,215	5,676	2,135	32,026
Others		77,095	1,578	5,104	83,777

	~~W~~	191,225	23,585	8,646	223,456

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

10.	Inventories

(1)	Details of inventories as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019			December 31, 2018
	Acquisition cost	Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~162,485	(14,557)	147,928	268,366	(8,842)	259,524
Finished goods	4,264	(2,265)	1,999	1,260	(251)	1,009
Work in process	2,674	(539)	2,135	3,985	(338)	3,647
Raw materials	12,369	(7,967)	4,402	11,729	(2,706)	9,023
Supplies	7,112	(694)	6,418	14,850	—	14,850

	~~W~~188,904	(26,022)	162,882	300,190	(12,137)	288,053

(2)

Inventories recognized as operating expenses for the years ended December 31, 2019 and 2018 are ~~W~~1,498,249 million and ~~W~~1,411,986 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~15,460 million and ~~W~~110 million during the years ended December 31, 2019 and 2018, respectively. Write-downs included in other operating expenses during the years ended December 31, 2019 and 2018 are ~~W~~2,140million and ~~W~~778 million, respectively.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019	December 31, 2018
Beneficiary certificates	FVTPL	~~W~~166,666	195,080

(2)	Details of long-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category		December 31, 2019	December 31, 2018
Equity instruments	FVOCI	(*)	~~W~~710,272	542,496
	FVTPL		1,011	—

			711,283	542,496
Debt instruments	FVOCI		4,627	2,147
	FVTPL		141,305	120,083

			145,932	122,230

			~~W~~857,215	664,726

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

11.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2019 and 2018 are as follows, Continued:

(*)

The Group designated ~~W~~710,272 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2019, the Group disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash. (See Note 23) As this transaction is considered as a forward transaction, the Group recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date. The acquired shares were deposited at the Korea Securities Depository for a year from the acquisition date based on the shares acquisition agreement between the Parent Company and Kakao Co., Ltd.

12.	Business Combinations

(1)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company

The Parent Company acquired 2,786,455 shares (or 34.6%) of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and ~~W~~5,756 million of profit since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1925, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae-won
Industry	Media representative business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Business Combinations, Continued

1)	2019, Continued

1)	Acquisition of Incross Co., Ltd. by the Parent Company, Continued

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Trade and other receivables		67,259
Property and equipment		2,411
Intangible assets		2,709
Other assets		9,254
Trade and other payables		(57,309)
Other liabilities		(1,984)

		64,681
III. Non-controlling interests:		40,592

IV. Goodwill(I-II+III)	~~W~~	29,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Business Combinations, Continued

(2)	2018

1)	Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ~~W~~55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ~~W~~5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ~~W~~9,935 million in revenue and ~~W~~5,220 million in net losses since the Group obtained control. Meanwhile, the existing shares were reclassified into the investment in a subsidiary from the FVOCI equity instrument with the valuation gain on FVOCI equity instrument of ~~W~~1,636 million reclassified into the retained earnings.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Business Combinations, Continued

(2)	2018, Continued

1)	Acquisition of id Quantique SA by the Parent Company, Continued

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill(I-II+III)	~~W~~	47,375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Business Combinations, Continued

(2)	2018, Continued

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ~~W~~696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ~~W~~197,487 million, and net profit of ~~W~~6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~763,375 million, and net loss of ~~W~~19,548 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Choi, Jin-hwan
Industry	Holding company of subsidiaries in security business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~696,665
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	101,896
Trade and other receivables	40,241
Inventories	2,440
Property and equipment	427,752
Intangible assets	1,019,503
Other assets	3,956
Trade and other payables	(296,660)
Borrowings	(1,744,839)
Deferred tax liabilities	(229,207)
Other liabilities	(158,042)

(832,960)
III. Non-controlling interests:	(374,588)

IV. Goodwill(I - II+III)	~~W~~1,155,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

12.	Business Combinations, Continued

(2)	2018, Continued

3)	Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations paid:
Treasury shares of the Parent Company(*)	~~W~~	281,151
II. Assets and liabilities acquired:
Cash and cash equivalents		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I-II)	~~W~~	151,556

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ~~W~~335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~172,905 million, and net profit of ~~W~~19,512 million.

4)	Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ~~W~~4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ~~W~~1,018 million was deducted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019			December 31, 2018
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	568,459	27.3	~~W~~	551,548
Korea IT Fund(*1)	Korea	63.3		311,552	63.3		281,684
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		294,756	15.0		288,457
SK Telecom CS T1 Co., Ltd. (*1,3)	Korea	54.9		60,305	—		—
NanoEnTek, Inc.	Korea	28.6		42,127	28.9		40,974
UniSK	China	49.0		14,342	49.0		13,486
SK Technology Innovation Company	Cayman Islands	49.0		43,997	49.0		42,469
SK MENA Investment B.V.	Netherlands	32.1		14,904	32.1		14,420
SK hynix Inc.	Korea	20.1		11,425,325	20.1		11,208,315
SK Latin America Investment S.A.	Spain	32.1		13,698	32.1		13,313
Grab Geo Holdings PTE. LTD.(*4)	Singapore	30.0		31,269	—		—
SK South East Asia Investment Pte. Ltd.(Formerly, SE ASIA INVESTMENT PTE. LTD.) (*5)	Singapore	20.0		250,034	20.0		111,000
Pacific Telecom Inc.(*2)	USA	15.0		40,016	15.0		37,075
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,469	23.4		63,801
Content Wavve Co., Ltd. (*6)	Korea	30.0		83,640	—		—
Hello Nature., Ltd.	Korea	49.9		13,620	49.9		28,549
Health Connect Co., Ltd. and others	—	—		65,343	—		96,522

				13,336,856			12,791,613

Investments in joint ventures:
Dogus Planet, Inc.(*7)	Turkey	50.0		15,921	50.0		12,487
Finnq Co., Ltd.(*7,8)	Korea	49.0		22,880	49.0		7,671
NEXTGEN BROADCAST SERVICES CO, LLC(*7,9)	USA	50.0		7,961	—		—
NEXTGEN ORCHESTRATION, LLC(*7,10)	USA	50.0		1,646	—		—
Celcom Planet(*11)	Malaysia	—		—	44.7		—

				48,408			20,158

			~~W~~	13,385,264		~~W~~	12,811,771

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2019 and 2018 are as follows, Continued:

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	SK Telecom CS T1 Co., Ltd. was newly established during the year ended December 31, 2019. The Group contributed its e-sports business after the establishment.
(*4)	The Group jointly established Grab Geo Holdings PTE. LTD. by investing ~~W~~11,201 million in cash and by contributing ~~W~~19,039 million in kind during the year ended December 31, 2019.
(*5)	The Group contributed ~~W~~113,470 million in cash during the year ended December 31, 2019.
(*6)	The Group newly invested ~~W~~90,858 million in cash during the year ended December 31, 2019.
(*7)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*8)	The Group contributed ~~W~~24,500 million in cash during the year ended December 31, 2019.
(*9)	The Group newly invested ~~W~~8,160 million in cash during the year ended December 31, 2019.
(*10)	The Group newly invested ~~W~~1,748 million in cash during the year ended December 31, 2019.
(*11)	Investment in Celcom Planet was disposed during the year ended December 31, 2019.

(2)	The market value of investments in listed associates as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co., Ltd.		1,530	22,033,898	33,712	2,020	22,033,898	44,508

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028
Non-current assets		50,331,892	207,284	378,691	1,442,748
Current liabilities		7,874,033	1,015,657	—	59,395
Non-current liabilities		8,972,266	5,537,850	—	215,354

	2019
Revenue		26,990,733	1,236,678	70,565	116,269
Profit for the year		2,016,391	56,281	53,867	23,474
Other comprehensive income (loss)94,023			(4,458)	6,132	(15,093)
Total comprehensive income		2,110,414	51,823	59,999	8,381

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2018
Current assets	~~W~~	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

	2019
Revenue		136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (Loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	~~W~~	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36% for 2019 and 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	4,916	11,995	—	568,459
Korea IT Fund (*1)		281,684	—	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	—	6,827	(528)	—	294,756
SK Telecom CS T1 Co., Ltd.		—	60,305	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
UniSK(*1)		13,486	—	728	347	(219)	14,342
SK Technology Innovation Company		42,469	—	89	1,439	—	43,997
SK MENA Investment B.V.		14,420	—	4	480	—	14,904
SK hynix Inc.(*1)		11,208,315	—	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(17)	768	—	31,269
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.)		111,000	113,470	6,062	19,502	—	250,034
Pacific Telecom Inc.		37,075	—	2,689	252	—	40,016
S.M. Culture & Contents Co., Ltd.		63,801	—	464	(796)	—	63,469
Content Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others(*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343

		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	—	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*4)		—	6,141	(6,141)	—	—	—

		20,158	40,468	(10,189)	(1,963)	(66)	48,408

	~~W~~	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.
(*2)	The Group recognized ~~W~~8,333 million of impairment loss for the investments in Hello Nature Ltd. during the year ended December 31, 2019.
(*3)

The acquisition for the year ended December 31, 2019 includes ~~W~~6,800 million of cash investments in Carrot Co., Ltd. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)	Investments in Celcom Planet was disposed during year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	526,099	—	7,618	17,831	—	551,548
Korea IT Fund(*)		257,003	—	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	—	14,581	(7,112)	—	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK Technology Innovation Company		42,511	—	(1,880)	1,838	—	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	—	—
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	—	(24)	591	—	14,420
S.M. Culture & Contents Co., Ltd.		64,966	—	(909)	(256)	—	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	(959)	—	29,508	28,549
12CM Japan, Inc.		—	7,697	(43)	80	—	7,734
MAKEUS Corp.		—	9,773	(574)	—	(6)	9,193
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.)		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	473	115	—	37,075
Health Connect Co., Ltd. and others(*)		96,479	22,902	(6,474)	197	(6,710)	106,394

		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613
Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Finnq Co., Ltd.		16,474	—	(8,728)	(75)	—	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

		40,057	4,838	(21,055)	(3,682)	—	20,158

	~~W~~	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2019 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2019		Cumulative loss	2019	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(2,164)	4,370	—	—
Daehan Kanggun BcN Co., Ltd. and others		(4,758)	10,652	(503)	(138)

	~~W~~	(6,922)	15,022	(503)	(138)

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	981,389	—	—	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,173,584	(26,198,631)	(33,742)	7,941,211
Other		2,084,463	(1,349,039)	(3,125)	732,299
Right-of-use assets		1,000,491	(291,095)	—	709,396
Construction in progress		755,508	—	—	755,508

	~~W~~	41,621,103	(29,247,905)	(38,918)	12,334,280

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	938,344	—	—	938,344
Buildings		1,670,486	(807,192)	—	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	—	—	565,357

	~~W~~	38,336,722	(27,586,791)	(31,577)	10,718,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Impair- ment)(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	938,344	—	3,297	(275)	39,454	—	—	569	—	981,389
Buildings		863,294	—	8,117	(2,886)	52,775	(54,100)	(450)	658	—	867,408
Structures		356,039	—	18,246	(48)	10,582	(36,149)	(1,601)	—	—	347,069
Machinery		7,146,724	—	821,576	(25,791)	2,351,614	(2,319,634)	(33,278)	—	—	7,941,211
Other		848,596	(1,113)	1,443,327	(5,816)	(1,353,999)	(199,106)	(147)	557	—	732,299
Right-of-use assets		—	654,449	618,811	(204,241)	—	(360,606)	—	1,080	(97)	709,396
Construction in progress		565,357	—	1,515,617	(22,338)	(1,303,128)	—	—	—	—	755,508

	~~W~~	10,718,354	653,336	4,428,991	(261,395)	(202,702)	(2,969,595)	(35,476)	2,864	(97)	12,334,280

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.
(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impair- ment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	862,861	4,734	(7,151)	15,062	—	—	62,838	—	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	—	6,003	—	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	—	—	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	—	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	—	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	—	—	14,451	—	565,357

	~~W~~	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.
(*2)	Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(2)	Details of the right-of-use assets as of December 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
	December 31, 2019		January 1, 2019
Buildings, Land and Structures	~~W~~	584,523	512,698
Other		124,873	141,751

	~~W~~	709,396	654,449

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

15.	Goodwill

(1)	Goodwill as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	1,155,037
Other goodwill		129,814	118,847

	~~W~~	2,949,530	2,938,563

(2)	Details of the impairment testing of Goodwill as of December 31, 2019 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunications services;

•	goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

•	other goodwill: Commerce, Information security services and other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.6% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

15.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2019 is as follows, Continued:

(*3)	Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 7.29% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term security services industry growth rate.

The recoverable amount of the CGU exceeds the carrying amount by ~~W~~11,276 million. Management has identified that reasonably possible changes in two significant assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these two assumptions would need to be changed to individually for the estimated recoverable amount of the CGU to be equal to the carrying amount.

2019
Annual discount rate	7.31%
Annual growth rate applied for the cash flows expected to be incurred after five years	0.97%

(3)	Details of the changes in goodwill for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Beginning balance	~~W~~	2,938,563	1,915,017
Acquisition		30,962	1,206,702
Disposal		—	(807)
Impairment loss(*1,2)		(21,065)	(166,838)
Other		1,070	(15,511)

Ending balance	~~W~~	2,949,530	2,938,563

(*1)	Goodwill related to LIFE DESIGN COMPANY Inc. of DREAMUS COMPANY (formerly, IRIVER LIMITED).

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 10.1% to the estimated future cash flows based on financial budgets for the next five years. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% which is expected to be less than the long-term growth rate of Celebrity MD industry. As a result of the impairment test, the carrying amount of the CGU exceeded the recoverable amount, thus the Group recognized ~~W~~20,594 million of impairment loss.

(*2)	Goodwill related to Syrup Ad of Incross Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 13.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term advertising industry growth rate. As a result of the impairment test, the carrying amount of the CGU exceeded the recoverable amount, thus the Group recognized ~~W~~471 million of impairment loss.

As of December 31, 2019 and 2018, accumulated impairment losses are ~~W~~85,245 million and ~~W~~217,548 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2019 and 2018 are as follows:

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16.	Intangible Assets, Continued

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		53,265	(45,916)	—	7,349
Industrial rights		110,380	(43,522)	(34)	66,824
Development costs		63,840	(50,127)	(2,567)	11,146
Facility usage rights		157,664	(131,832)	—	25,832
Customer relations		607,435	(16,064)	—	591,371
Club memberships(*1)		112,571	—	(32,161)	80,410
Brands(*1)		374,096	—	—	374,096
Other(*2)		4,397,319	(3,313,263)	(22,493)	1,061,563

	~~W~~	12,087,452	(7,164,105)	(57,255)	4,866,092

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		65,974	(55,463)	—	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	—	31,027
Customer relations		643,421	(18,330)	—	625,091
Club memberships(*1)		114,650	—	(34,175)	80,475
Brands(*1)		374,096	—	—	374,096
Other(*2)		4,256,377	(3,058,022)	(38,640)	1,159,715

	~~W~~	12,039,794	(6,422,106)	(104,178)	5,513,510

(*1)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business combina- tions(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(492,477)	—	—	—	2,647,501
Land usage rights		10,511	—	2,017	(442)	—	(4,737)	—	—	—	7,349
Industrial rights		83,627	—	1,409	(1,540)	2,491	(4,696)	—	158	(14,625)	66,824
Development costs		8,990	—	2,218	—	1,468	(5,359)	(961)	4,790	—	11,146
Facility usage rights		31,027	—	2,093	(25)	236	(7,499)	—	—	—	25,832
Customer relations		625,091	—	250	(367)	304	(33,907)	—	—	—	591,371
Club memberships		80,475	—	2,437	(1,574)	(1,200)	—	(916)	1,188	—	80,410
Brands		374,096	—	—	—	—	—	—	—	—	374,096
Other		1,159,715	(2,274)	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563

	~~W~~	5,513,510	(2,274)	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,394 million as impairment loss for the year ended December 31, 2019.
(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(In millions of won)

	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza-tion	Impairment (*1)	Business combinations (*2)	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	—	—	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	—	—	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	—	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	—	—	31,027
Customer relations		4,035	213	—	149	(9,541)	—	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	—	(173)	3,272	80,475
Brands		—	—	—	—	—	—	374,096	374,096
Other		1,164,725	126,164	(9,181)	277,504	(395,072)	(29,242)	24,817	1,159,715

	~~W~~	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~60,281 million as impairment loss for the year ended December 31, 2018.
(*2)	Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

16.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Research and development costs expensed as incurred	~~W~~	391,327	387,675

(4)	Details of frequency usage rights as of December 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	60,816	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		251,240	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		849,930	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		208,918	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,073,914	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~ 2,647,501

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won, thousands of foreign currency)
	Lender	Annual interest rate (%)	December 31, 2019		December 31, 2018
Short-term borrowings	Shinhan Bank	3.19	~~W~~	—	30,000
	Shinhan Bank	2.27		—	30,000
	Shinhan Bank(*1)	6M Financial I (bank) + 1.60		15,000	15,000
	KEB Hana Bank(*2)	3M CD + 1.75		5,000	5,000
	Woori Bank	7.50		603 (VND12,068,234)	—

			~~W~~	20,603	80,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.	Borrowings and Debentures, Continued

(1)	Short-term borrowings as of December 31, 2019 and 2018 are as follows, Continued:

(*1)	As of December 31, 2019, 6M Financial I(bank) rate is 1.52%.
(*2)	As of December 31, 2019, 3M CD rate is 1.53%.

(2)	Long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2019		December 31, 2018
KEB Hana Bank(*1)	3.51	Feb. 28, 2020		—	40,000
Korea Development Bank(*2)	3M CD + 0.60	Jul. 30, 2019		—	9,750
Korea Development Bank(*2)	3M CD + 0.60	Jul. 30, 2019		—	2,500
Korea Development Bank(*2,3)	3M CD + 0.61	Dec. 20, 2021		24,500	36,750
Korea Development Bank(*2,4)	3M CD + 0.71	Dec. 21, 2022		37,500	50,000
Credit Agricole CIB(*2,5)	3M CD + 0.82	Dec. 14, 2023		50,000	50,000
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	1,750,000
KDB Capital and others	7.20	Sept. 30, 2023		150,000	150,000
Export Kreditnamnden(*6)	1.70	Apr. 29, 2022		33,266 (USD 28,732)	45,007 (USD 40,253)

				2,045,266	2,134,007
Less present value discount				(22,729)	(29,011)

				2,022,537	2,104,996
Less current installments				(50,388)	(89,631)

			~~W~~	1,972,149	2,015,365

(*1)	The long-term borrowings were repaid before maturity during the year ended December 31, 2019.
(*2)	As of December 31, 2019, 3M CD rate is 1.53%.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.
(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.
(*5)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*6)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2021	4.22	~~W~~	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		—	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		—	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		—	61,813
Unsecured corporate bonds	Refinancing fund	2019	2.53		—	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		—	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		—	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	100,000
Unsecured corporate bonds		2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	—
Unsecured corporate bonds		2024	2.09		120,000	—
Unsecured corporate bonds		2029	2.19		50,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2039	2.23	~~W~~	50,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	—
Unsecured corporate bonds		2024	1.49		60,000	—
Unsecured corporate bonds		2029	1.50		120,000	—
Unsecured corporate bonds		2039	1.52		50,000	—
Unsecured corporate bonds		2049	1.56		50,000	—
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	—
Unsecured corporate bonds		2024	1.76		70,000	—
Unsecured corporate bonds		2029	1.79		40,000	—
Unsecured corporate bonds		2039	1.81		60,000	—
Unsecured corporate bonds(*2)	Operating fund	2019	3.49		—	210,000
Unsecured corporate bonds(*2)		2019	2.76		—	130,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58		—	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	150,000
Unsecured corporate bonds(*2)	Refinancing fund	2020	2.34		30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59		70,000	70,000
Unsecured corporate bonds(*2)		2023	2.93		80,000	80,000
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.00		50,000	—
Unsecured corporate bonds(*2)		2024	2.09		160,000	—
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	1.71		80,000	—
Unsecured corporate bonds(*2)		2024	1.71		100,000	—
Unsecured corporate bonds(*2)		2026	1.86		50,000	—
Convertible bonds(*3)	Operating fund	2019	1.00		—	5,479
Private placement corporate bonds	Operating fund	2023	—		6,292	—
Private placement corporate bonds	Operating fund	2023	—		6,222	—
Unsecured global bonds	Operating fund	2027	6.63		463,120 (USD 400,000)	447,240 (USD 400,000)
Unsecured global bonds		2023	3.75		578,900 (USD 500,000)	559,050 (USD 500,000)
Unsecured global bonds(*2)	Refinancing fund	2023	3.88		347,340 (USD 300,000)	335,430 (USD 300,000)
Floating rate notes(*4)	Operating fund	2020	3M LIBOR + 0.88		347,340 (USD 300,000)	335,430 (USD 300,000)

				8,249,214		7,494,442
Less discounts on bonds					(28,381)	(27,590)

				8,220,833		7,466,852
Less current installments of bonds					(966,939)	(894,641)

				~~W~~ 7,253,894		6,572,211

(*1)	The debenture was repaid before maturity during the year ended December 31, 2019.
(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.
(*3)	Convertible bonds were issued by DREAMUS COMPANY (formerly, IRIVER LIMITED).
(*4)	As of December 31, 2019, 3M LIBOR rate is 1.91%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

18.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Payables related to acquisition of frequency usage rights	~~W~~	1,544,699	1,939,082
Other		5,468	29,702

	~~W~~ 1,550,167		1,968,784

(2)	As of December 31, 2019 and 2018, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
	December 31, 2019		December 31, 2018
Long-term payables – other	~~W~~	2,051,389	2,476,738
Present value discount on long-term payables – other		(82,851)	(113,772)
Current installments of long-term payables – other		(423,839)	(423,884)

Carrying amount at December 31	~~W~~	1,544,699	1,939,082

(3)

The principal amount of the long-term payables – other repaid during the year ended December 31, 2019 is ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	~~W~~ 2,051,389

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

19.	Provisions

Changes	in provisions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	77,741	7,811	(3,409)	(1,711)	115	40	80,587	51,517	29,070
Emission allowance		2,238	5,037	(1,086)	(932)	—	—	5,257	5,257	—
Other provisions(*)		107,229	7,609	(45,260)	(163)	(12,030)	—	57,385	32,672	24,713

	~~W~~187,208		20,457	(49,755)	(2,806)	(11,915)	40	143,229	89,446	53,783

(*)	~~W~~32,104 million of current provisions and ~~W~~18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 38)

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	—	(1,075)	(2,799)	—	—	—	—	—
Provision for restoration		73,267	—	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance		4,650	—	2,228	(1,334)	(3,306)	—	—	2,238	2,238	—
Other provisions(*)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	~~W~~	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

(*)	~~W~~36,844 million of current provisions and ~~W~~57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

20.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019	December 31, 2018
Present value of defined benefit obligations	~~W~~1,136,787	926,302
Fair value of plan assets	(965,654)	(816,699)

Defined benefit assets(*)	(1,125)	(31,926)

Defined benefit liabilities	172,258	141,529

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	1.77 ~ 3.04%	2.24 ~ 3.07%
Expected rate of salary increase	1.53 ~ 6.00%	3.42 ~ 5.61%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~	926,302	679,625
Current service cost		171,197	143,725
Interest cost		23,685	23,131
Remeasurement - Demographic assumption		19,344	(1,929)
- Financial assumption		56,265	30,519
- Adjustment based on experience		14,363	16,085
Benefit paid		(84,098)	(63,957)
Business combinations		3,653	104,251
Others(*)		6,076	(5,148)

Ending balance	~~W~~	1,136,787	926,302

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2019 and 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

20.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2019		2018
Beginning balance	~~W~~	816,699	663,617
Interest income		19,717	19,134
Remeasurement		(5,366)	(7,659)
Contributions		204,186	166,624
Benefit paid		(73,396)	(43,549)
Business combinations		3,207	21,417
Others		607	(2,885)

Ending balance	~~W~~	965,654	816,699

The Group expects to contribute ~~W~~180,461 million to the defined benefit plans in 2020.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2019		2018
Current service cost	~~W~~	171,197	143,725
Net interest cost		3,968	3,997

	~~W~~	175,165	147,722

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Equity instruments	~~W~~	29,489	60,828
Debt instruments		207,504	144,272
Short-term financial instruments, etc.		728,661	611,599

	~~W~~	965,654	816,699

(7)	As of December 31, 2019, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(47,013)	54,248
Expected salary increase rate		53,864	(47,325)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2019 is 9.52 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 28,732)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019 ~ Dec.14, 2023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

21.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center during the year ended December 31, 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ~~W~~70,000 million with beneficiary certificates as underlying assets during the year ended December 31, 2017 and an additional ~~W~~200,000 million Total Return Swap (TRS) contract with Sgasan Co., Ltd. during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd., Msgadi Co., Ltd. and Sgasan Co., Ltd.

Also in 2019, SK Broadband Co., Ltd. entered into leasing contract with Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 which develops and leases real estate, for developing the Internet Data Center. With respect to financing the development of the property, Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 financed the purchase of bonds by issuing beneficiary certificates to Sgumi Co., Ltd. and Sori Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sgasan Co., Ltd., Sgumi Co., Ltd. and Sori Co., Ltd. entered into a Total Return Swap (TRS) contract amount to ~~W~~64,000 million with beneficiary certificates as underlying assets during the year ended December 31, 2019. These two contracts expire in September 2024. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sgumi Co., Ltd. and Sori Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

21.	Derivative Instruments, Continued

(3)

As of December 31, 2019, details of fair values of the above derivatives recorded in current assets (Derivative financial assets), non-current assets (Long-term derivative financial assets) and non-current liabilities (Long-term derivative financial liabilities) are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	~~W~~	26,253	—		26,253
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	43,851	—		43,851
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		55,350	—		55,350
Fixed-to-fixed cross currency swap (U.S dollar borrowing amounting to USD 28,732)		797	—		797
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		18,635	—		18,635
Settlement contract:
Others	~~W~~	—	6,074		6,074

				~~W~~	150,960

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	~~W~~	(85)	—		(85)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(424)	—		(424)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)		(534)	—		(534)

				~~W~~	(1,043)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

22.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 23)		(1,696,997)	(1,979,475)
Hybrid bonds(Note 24)		398,759	398,759
Share option(Note 25)		1,302	1,007
Others(*2)		(612,470)	(681,094)

	~~W~~	1,006,481	655,084

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2019 and 2018 and details of shares outstanding as of December 31, 2019 and 2018 are as follows:

(In shares)	2019			2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

23.	Treasury Shares

Treasury shares as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of shares(*)		7,609,263	8,875,883
Acquisition cost	~~W~~	1,696,997	1,979,475

(*)

The Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation (See Note 11). The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. in 2018.

24.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity (*1)	Annual interest rate(%)(*2)	December 31, 2019		December 31, 2018
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~ 398,759		398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3(*)	4
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method		Reissue of treasury shares			Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25,2019 ~ Mar. 24,2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

DREAMUS COMPANY(Formerly, IRIVER LIMITED)
	One Store Co., Ltd.	1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY (Formerly, IRIVER LIMITED)
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	970,050	400,014	400,005	399,981
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.	Share option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares
Number of shares (in shares)	19,750	29,625	9,900	6,600	59,225
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073
Exercise period	Mar. 31, 2019 ~ Mar. 30, 2022	Mar. 7, 2020 ~ Mar. 6, 2023	Mar. 7, 2021 ~ Mar. 6, 2024	Mar. 7, 2022 ~ Mar. 6, 2025	Oct. 15, 2022 ~ Oct. 14, 2025
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of Life & Security Holdings Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	cash settlement				Issuance of new shares
Number of shares (in shares)	3,506	3,163	6,260	6,245	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st excercise : Applied to 50% of the granted shares and exercisible 6 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.				June 1, 2022 ~ May 31, 2025
2nd excercise: Applied to 25% of the granted shares and exercisible 12 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.
3rd excercise: Applied to 25% of the granted shares and exercisible 18 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*)	Parts of the grant of One Store Co., Ltd. and DREAMUS COMPANY(Formerly, IRIVER LIMITED) that have not met the vesting conditions have been forfeited during the years ended December 31, 2019 and 2018.
(2)	Share compensation expense recognized during the year ended December 31, 2019 and the remaining share compensation to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2018	~~W~~	1,203
During the year ended December 31, 2019		2,073
In subsequent periods		4,498

	~~W~~ 7,774

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.	Share option, Continued

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

(In won)	One Store Co., Ltd.	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.					FSK L&S Co., Ltd.
	3	4	5	6	7
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	10,000
Per share fair value of the option	1,965	9,423	7,277	4,887	9,209	1,420

(In won)	Life & Security Holdings Co., Ltd.
	1-1 and 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per share fair value of the option	144,513	145,878	162,219

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

25.	Share option, Continued

(3)

The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per share fair value of the option	123,004	125,792	141,861

(In won)	Life & Security Holdings Co., Ltd.
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd., FSK L&S Co., Ltd. and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

26	Retained Earnings

(1)	Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,796,438	13,852,438
Unappropriated		6,416,527	8,269,783

	~~W~~	22,235,285	22,144,541

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Valuation loss on FVOCI	~~W~~	(47,086)	(124)
Other comprehensive loss of investments in associates and joint ventures		(278,142)	(334,637)
Valuation loss on derivatives		(920)	(41,601)
Foreign currency translation differences for foreign operations		(3,428)	2,920

	~~W~~	(329,576)	(373,442)

(2)	Changes in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for- sale financial assets	Other compre- hensive loss of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	~~W~~	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No.1109		99,407	(168,211)	—	—	—	(68,804)

Balance at January 1, 2018	~~W~~	99,407	—	(320,060)	(73,828)	(9,050)	(303,531)

Changes, net of taxes	~~W~~	(99,531)	—	(14,577)	32,227	11,970	(69,911)
Balance at December 31, 2018		(124)	—	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	—	56,495	40,681	(6,348)	43,866

Balance at December 31, 2019	~~W~~	(47,086)	—	(278,142)	(920)	(3,428)	(329,576)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

27.	Reserves, Continued

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	(124)	99,407
Amount recognized as other comprehensive loss during the year, net of taxes		(18,472)	(117,514)
Amount reclassified to retained earnings, net of taxes		(28,490)	17,983

Balance at December 31	~~W~~	(47,086)	(124)

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	~~W~~	(41,601)	(73,828)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		34,209	(11,301)
Amount reclassified to profit or loss, net of taxes		6,472	43,528

Balance at December 31	~~W~~	(920)	(41,601)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

28.	Redeemable Convertible Preferred Stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~268,371 per share
Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Liquidation preference	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Communication	~~W~~	43,606	35,507
Utilities		320,474	297,049
Taxes and dues		44,761	37,290
Repair		358,758	353,321
Research and development		391,327	387,675
Training		35,004	35,574
Bad debt for accounts receivable – trade		28,841	38,211
Travel		30,746	27,910
Supplies and other		259,065	130,008

	~~W~~	1,512,582	1,342,545

30.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	8,942	38,933
Gain on business transfer		69,522	—
Others		24,676	32,320

	~~W~~	103,140	71,253

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	65,935	255,839
Loss on disposal of property and equipment and intangible assets		56,248	87,257
Donations		17,557	59,012
Bad debt for accounts receivable – other		5,802	7,718
Loss on impairment of investment assets		1,670	3,157
Others		65,015	26,179

	~~W~~	212,227	439,162

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Finance Income:
Interest income	~~W~~	63,401	69,936
Gain on sale of accounts receivable - other		15,855	20,023
Dividends		10,011	35,143
Gain on foreign currency transactions		11,798	17,990
Gain on foreign currency translations		4,576	2,776
Gain on valuation of derivatives		2,499	6,532
Gain on settlement of derivatives		29,277	20,399
Gain relating to financial assets at FVTPL		4,504	83,636
Gain relating to financial liabilities at FVTPL		56	—

	~~W~~	141,977	256,435

(In millions of won)
	2019		2018
Finance Costs:
Interest expense	~~W~~	397,890	307,319
Loss on sale of accounts receivable - other		5,823	—
Loss on foreign currency transactions		12,660	38,920
Loss on foreign currency translations		4,948	2,397
Loss on settlement of derivatives		641	12,554
Loss relating to financial assets at FVTPL		7,753	22,507
Loss relating to financial liabilities at FVTPL		43	1,535

	~~W~~	429,758	385,232

(2)	Details of interest income included in finance income for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	29,854	33,808
Interest income on loans and others		33,547	36,128

	~~W~~	63,401	69,936

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest expense on borrowings	~~W~~	104,991	10,796
Interest expense on debentures		224,765	222,195
Others		68,134	74,328

	~~W~~	397,890	307,319

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 36.

1)	Finance income and costs

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	56,953	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost		74,941	17,488

		141,818	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	398,009
Derivatives designated as hedging instrument		—	641

		159	398,693

	~~W~~	141,977	429,758

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities at amortized cost		419	328,618
Derivatives designated as hedging instrument		—	12,554

		419	342,707

	~~W~~	256,435	385,232

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 36, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2019		2018
Financial Assets:
Financial assets at FVOCI	~~W~~	(17,943)	(130,035)
Derivatives designated as hedging instrument		41,305	17,180

		23,362	(112,855)

Financial Liabilities:
Derivatives designated as hedging instrument		(624)	15,047

	~~W~~	22,738	(97,808)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable - trade		28,841	38,211
Other receivables		5,802	7,718

	~~W~~	34,643	45,929

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2019 and 2018 consist of the following:

(In millions of won)
	2019		2018
Current tax expense:
Current year	~~W~~	105,859	362,265
Current tax of prior years(*)		(6,963)	(22,575)

		98,896	339,690

Deferred tax expense:
Changes in net deferred tax assets		201,817	504,288

Income tax expense	~~W~~	300,713	843,978

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2019 and 2018 is attributable to the following:

(In millions of won)
	2019		2018
Income taxes at statutory income tax rate	~~W~~	309,368	1,083,029
Non-taxable income		(92,666)	(19,450)
Non-deductible expenses		14,630	26,724
Tax credit and tax reduction		(32,877)	(17,580)
Changes in unrecognized deferred taxes		83,940	(177,902)
Changes in tax rate		4,040	(3,983)
Income tax refund and other		14,278	(46,860)

Income tax expense	~~W~~	300,713	843,978

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Valuation gain on financial assets measured at fair value	~~W~~	2,983	41,461
Share of other comprehensive income of associates		2,279	278
Valuation loss on derivatives		(16,083)	(9,223)
Remeasurement of defined benefit liabilities		22,733	10,843

	~~W~~	11,912	43,359

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	102,276	—	(13,698)	—	335	88,913
Accrued interest income		(2,713)	—	691	—	(17)	(2,039)
Financial assets measured at fair value		79,757	—	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	—	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(420,061)	—	44,051	—	(3)	(376,013)
Provisions		2,494	—	49	—	—	2,543
Retirement benefit obligation		84,034	—	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	—	2,175	(16,083)	—	17,507
Gain or loss on foreign currency translation		21,948	—	57	—	—	22,005
Incremental costs to acquire a contract		(640,840)	—	(188,215)	—	—	(829,055)
Contract assets and liabilities		(26,458)	—	(1,572)	—	—	(28,030)
Right-of-use assets		—	(165,762)	(8,755)	—	—	(174,517)
Lease liabilities		—	168,423	10,930	—	—	179,353
Others		32,551	6,698	17,077	—	6	56,332

		(2,315,684)	9,359	(163,976)	11,912	635	(2,457,754)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	—	(31,763)	—	—	91,136
Tax credit		15,458	—	(6,078)	—	—	9,380

		138,357	—	(37,841)	—	—	100,516

	~~W~~	(2,177,327)	9,359	(201,817)	11,912	635	(2,357,238)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	67,002	3,501	26,547	—	5,226	102,276
Accrued interest income		(2,467)	—	(218)	—	(28)	(2,713)
Financial assets measured at fair value		53,781	(282)	(15,203)	41,461	—	79,757
Investments in subsidiaries, associates and joint ventures		(937,629)	—	(642,736)	278	—	(1,580,087)
Property and equipment and intangible assets		(235,343)	—	71,912	—	(256,630)	(420,061)
Provisions		2,312	—	(6)	—	188	2,494
Retirement benefit obligation		38,360	—	12,888	10,843	21,943	84,034
Valuation gain on derivatives		25,956	—	14,682	(9,223)	—	31,415
Gain or loss on foreign currency translation		21,931	—	17	—	—	21,948
Reserve for research and manpower development		(2,387)	—	2,387	—	—	—
Incremental costs to acquire a contract		—	(566,633)	(74,207)	—	—	(640,840)
Contract assets and liabilities		—	(37,540)	11,082	—	—	(26,458)
Others		5,506	—	22,627	—	4,418	32,551

		(962,978)	(600,954)	(570,228)	43,359	(224,883)	(2,315,684)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	—	50,482	—	—	122,899
Tax credit		—	—	15,458	—	—	15,458

		72,417	—	65,940	—	—	138,357

	~~W~~	(890,561)	(600,954)	(504,288)	43,359	(224,883)	(2,177,327)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

32.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Loss allowance	~~W~~	96,006	98,205
Investments in subsidiaries, associates and joint ventures		(128,339)	(233,234)
Other temporary differences		145,692	189,604
Unused tax loss carryforwards		1,023,907	849,850
Unused tax credit carryforwards		1,192	3,705

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2019 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	108,703	258
1 ~ 2 years		152,361	316
2 ~ 3 years		80,363	388
More than 3 years		682,480	230

	~~W~~	1,023,907	1,192

33.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)
	2019		2018
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	889,907	3,127,887
Interest on hybrid bonds		(14,766)	(15,803)

Profit attributable to owners of the Parent Company on common shares		875,141	3,112,084
Weighted average number of common shares outstanding		72,064,159	70,622,976

Basic earnings per share (in won)	~~W~~	12,144	44,066

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

33.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 are calculated as follows:

(In shares)	2019
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(8,875,883)	71,869,828	365/365	71,869,828
Disposal of treasury shares	—	1,266,620	1,266,620	56/365	194,331

					72,064,159

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(2)	Diluted earnings per share

For the years ended December 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2019 and 2018 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2019	Cash dividends	10,000	238,000	4.20%
2018	Cash dividends	10,000	269,500	3.71%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable – trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,131,342	—	1,663,567
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable – trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	~~W~~	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ~~W~~542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities		712,740	—	712,740
Accounts payable – other and others		6,563,030	—	6,563,030

	~~W~~17,978,040		1,043	17,979,083

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

35.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL(*)		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures		61,813	7,405,039	—	7,466,852
Accounts payable – other and others		—	6,762,782	—	6,762,782

	~~W~~	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives. The debenture has been repaid during the year ended December 31, 2019 before its maturity.

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.     Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,137	~~W~~	143,726	1,588,591	~~W~~	1,839,271
EUR	414		537	110		142
JPY	800,440		8,512	261,255		2,778
Others	—		5,299	—		1,669

		~~W~~	158,074		~~W~~	1,843,860

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 21)

As of December 31, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,228	(6,228)
EUR		40	(40)
JPY		573	(573)
Others		363	(363)

	~~W~~	7,204	(7,204)

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2019, the floating-rate borrowings and bonds of the Group are ~~W~~132,000 million and ~~W~~347,340 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 21, for the most of floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ~~W~~200 million in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of shareholder’s equity by the same amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.     Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

As of December 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2019 would change by ~~W~~20,514 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Cash and cash equivalents	~~W~~	1,270,572	1,506,432
Financial instruments		831,637	1,046,897
Investment securities		13,548	11,672
Accounts receivable – trade		2,247,895	2,019,933
Loans and other receivables		1,663,567	1,621,938
Derivative financial assets		150,960	55,457

	~~W~~	6,178,179	6,262,329

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2019 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~831,637 million of financial instruments, ~~W~~13,548 million of investment securities and ~~W~~1,663,567 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default, and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus, the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2019 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	541,146	4,627	1,887,321	49,360	123,196
Loss allowance		—	—	(4,241)	(8,704)	(83,953)

Carrying amount	~~W~~	541,146	4,627	1,883,080	40,656	39,243

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii) Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2019 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL –credit impaired	Total
December 31, 2018	~~W~~	3,305	10,760	101,823	115,888
Remeasurement of loss allowance, net		1,316	1,334	3,942	6,592
Transfer to lifetime ECL – not credit impaired		(380)	380	—	—
Transfer to lifetime ECL – credit impaired		—	(2,790)	2,790	—
Amounts written off		—	(1,515)	(32,165)	(33,680)
Recovery of amounts written off		—	—	7,563	7,563
Business combinations		—	535	—	535

December 31, 2019	~~W~~	4,241	8,704	83,953	96,898

(iii) Cash and cash equivalents

The Group has ~~W~~1,270,572 million of cash and cash equivalents with banks and financial institutions above specific credit ratings as of December 31, 2019 (~~W~~1,506,432 million as of December 31, 2018).

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2019 are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	W	438,297	438,297	438,297	—	—
Borrowings(*)		2,043,140	2,412,647	159,416	2,253,231	—
Debentures(*)		8,220,833	9,493,178	1,184,309	5,237,357	3,071,512
Lease liabilities		712,740	757,871	315,793	335,727	106,351
Accounts payable – other and others(*)		6,563,030	6,704,379	5,005,857	1,124,389	574,133

	W	17,978,040	19,806,372	7,103,672	8,950,704	3,751,996

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	W	144,886	147,386	44,872	103,142	(628)
Liabilities		(1,043)	(1,043)	—	(1,043)	—

	W	143,843	146,343	44,872	102,099	(628)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2018.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	21,788,084	20,019,861
Total equity		22,823,536	22,349,250

Debt-equity ratios		95.46%	89.58%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	~~W~~	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~820,366	—	695,992	124,374	820,366
Derivatives hedging instruments	39,871	—	39,871	—	39,871
FVOCI	544,643	293,925	—	250,718	544,643

	~~W~~ 1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	~~W~~61,813	—	61,813	—	61,813
Derivatives hedging instruments	4,184	—	4,184	—	4,184

	~~W~~ 65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~2,184,996	—	2,378,843	—	2,378,843
Debentures	7,405,039	—	7,868,472	—	7,868,472
Long-term payables – other	2,393,027	—	2,469,653	—	2,469,653

	~~W~~ 11,983,062	—	12,716,968	—	12,716,968

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2019 are as follows:

Interest rate
Derivative instruments	1.68% ~ 1.89%
Borrowings and debentures	1.65% ~ 2.41%
Long-term payables – other	1.59% ~ 1.90%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2019. The changes of financial assets classified as Level 3 for the year ended December 31, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Loss for the period	OCI	Acquisition	Disposal	Transfer	Balance at December 31, 2019
FVTPL	~~W~~	124,374	(5,417)	2,345	58,361	(9,264)	7,991	178,390
FVOCI		250,718	—	(7,716)	92,445	(6,306)	(21,893)	307,248

	~~W~~375,092		(5,417)	(5,371)	150,806	(15,570)	(13,902)	485,638

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346	—	1,346

Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—	—	—

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	—	70

	~~W~~	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		95,920	(95,920)	—	—	—

	~~W~~	97,027	(95,920)	1,107	(1,107)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

38.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Salaries	~~W~~	5,969	4,488
Defined benefits plan expenses		1,237	920
Share option		325	548

	~~W~~	7,531	5,956

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.     Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)			2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc.(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical InternationalTrading (Shanghai) Co., Ltd.		14,535	131	—
	Others		90,307	105,569	109,189

			265,805	1,321,218	788,955

		~~W~~	614,169	2,026,419	884,838

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,150 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.
(*4)	Operating revenue and others include ~~W~~11,955 million of dividends declared by Korea IT Fund, UniSK and KIF-Stonebridge IT Investment Fund which was deducted from the investments in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,043,902 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc.(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		~~W~~	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.
(*4)	Operating revenue and others include ~~W~~4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investments in associates.
(*5)

Operating revenue and others include ~~W~~68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd.

(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2019 and 2018 are as follows:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - trade, etc	Accounts payable - other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,519
Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,653

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	22,673
	SK Networks Co., Ltd.		—	3,469	85,421
	SK Networks Services Co., Ltd.		—	—	10,820
	SK Telesys Co., Ltd.		—	30	16,319
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,886
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	22,529	40,073

			—	50,121	378,679

		~~W~~	22,351	119,971	482,851

(*)	As of December 31, 2019, the Parent Company recognized full allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - trade, etc	Accounts payable - other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,987	139,260
Associates	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Others	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		~~W~~	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.
(5)	SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.
(6)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.
(7)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2019 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

38.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,013 million as of December 31, 2019.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of December 31, 2019.

(2) Legal claims and litigations

As of December 31, 2019 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~32,104 million and ~~W~~18,018 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2019.

(3) Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~646,837 million as of December 31, 2019 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4) On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd. will merge Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. which are planned to be merged and dissolved on the date of merger expected to be April 30, 2020. The Group obtained a conditional approval from regulatory authorities on January 21, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Interest income	~~W~~	(63,401)	(69,936)
Dividend		(10,011)	(35,143)
Gain on foreign currency translation		(4,576)	(2,776)
Gain on valuation of derivatives		(2,499)	(6,532)
Gain on settlement of derivatives		(29,277)	(20,399)
Gain on sale of accounts receivable – other		(15,855)	(20,023)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(449,543)	(3,270,912)
Gain on disposal of property and equipment and intangible assets		(8,942)	(38,933)
Gain on business transfer		(69,522)	—
Gain relating to financial assets at FVTPL		(4,504)	(83,636)
Gain relating to financial liabilities at FVTPL		(56)	—
Other income		(1,890)	(952)
Interest expenses		397,890	307,319
Loss on foreign currency translation		4,948	2,397
Loss on sale of accounts receivable – other		5,823	—
Income tax expense		300,713	843,978
Expense related to defined benefit plan		175,165	147,722
Share option		2,073	789
Depreciation and amortization		3,935,841	3,284,339
Bad debt expense		28,841	38,211
Loss on disposal of property and equipment and intangible assets		56,248	87,257
Loss on impairment of property and equipment and intangible assets		65,935	255,839
Loss relating to financial liabilities at FVTPL		43	1,535
Loss relating to financial assets at FVTPL		7,753	22,507
Bad debt for accounts receivable – other		5,802	7,718
Loss on disposal of investment assets		—	3
Loss on impairment of investment assets		1,670	3,157
Loss on settlement of derivatives		641	12,554
Other expenses		21,727	102,836

	~~W~~	4,351,037	1,568,919

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Accounts receivable – trade	~~W~~	(211,712)	175,841
Accounts receivable – other		48,399	319,913
Accrued income		151	—
Advanced payments		(12,204)	13,393
Prepaid expenses		(660,891)	(3,597)
Inventories		115,893	(13,429)
Long-term accounts receivable – other		(56,216)	11,064
Contract assets		(68,805)	9,161
Guarantee deposits		6,392	(258)
Accounts payable – trade		(23,607)	(58,487)
Accounts payable – other		167,595	(271,128)
Withholdings		(31,545)	129,492
Contract liabilities		33,574	11,328
Deposits received		(3,112)	(333)
Accrued expenses		117,367	(102,246)
Provisions		(37,134)	(4,298)
Long-term provisions		(1,699)	1,193
Plan assets		(130,790)	(123,075)
Retirement benefit payment		(84,098)	(63,957)
Others		(3,893)	(4,628)

	~~W~~	(836,335)	25,949

(3)	Significant non-cash transactions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	438,622	1,162,301
Increase of right-of-use assets		618,811	—
Investment in subsidiary from comprehensive stock exchange		—	129,595
Contribution in kind for investments		78,900	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	December 31, 2018		Impact of adopting K-IFRS No. 1116	January 1, 2019	Cash flows		Non-cash transactions				December 31, 2019
							Exchange rate changes	Fair value changes	Business Combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	80,000	—	80,000		(59,860)	(2)	—	465	—	20,603
Long-term borrowings		2,104,996	—	2,104,996		(89,882)	1,129	—	—	6,294	2,022,537
Debentures		7,466,852	—	7,466,852		693,444	59,157	223	—	1,157	8,220,833
Lease liabilities		—	663,827	663,827		(393,398)	—	—	955	441,356	712,740
Long-term payables – other		2,393,027	—	2,393,027		(428,153)	(84)	—	—	6,819	1,971,609
Derivative financial liabilities		4,184	—	4,184		626	83	(3,850)	—	—	1,043
Derivative financial assets		(55,457)	—	(55,457)		11,800	—	(98,958)	—	(2,271)	(144,886)

	~~W~~	11,993,602	663,827	12,657,429		(265,423)	60,283	(102,585)	1,420	453,355	12,804,479
Other cash flows from financing activities:
Payments of cash dividends					~~W~~	(718,698)
Payments of interest on hybrid bonds						(14,766)
Disposal of treasury shares						300,000
Cash inflow from transactions with the non-controlling shareholders						101,398
Cash outflow from transactions with the non-controlling shareholders						(39,345)

						(371,411)

					~~W~~	(636,834)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	January 1, 2018		Cash flows		Non-cash transactions
					Exchange rate changes	Fair value changes	Business Combinations	Other changes	December 31, 2018
Total liabilities from financing activities:
Short-term borrowings	~~W~~	130,000		(87,701)	—	—	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	—	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	—	1,560	7,466,852
Long-term payables – other		1,641,081		(305,644)	—	—	—	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	—	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	—	217,605	(55,457)

	~~W~~	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)

				(300,014)

			~~W~~	(238,313)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 23, 2020